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SECURITIES . W  ON

08028631

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

SEC FILE NUMBER
8-13023

FEB 2 9 2008

FACING PAGE

Washington, DC

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____1/1/07____ AND ENDING ____12/31/07____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:
CNA Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Wabash
                              (No. and Street)

Chicago _____ Illinois _____ 60604 _____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie R. Rishel, Vice President   (312) 822-1351
                                                                                    (Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                         (Name—if individual, state last, first, middle name)

111 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carol A. Kuntz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to CNA Investor Services, Inc. (the "Company") as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Linda M. Luviano
Notary Public, State of Illinois
My Commission Exp. 10 19 2010

Carol A. Kuntz

President and Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt from requirement, see footnote 6 to financial statements)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable, exempt from requirement, see footnote 7 to financial statements)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in (g) above) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

CNA INVESTOR SERVICES, INC.
(SEC I.D. No. 8-13023)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2007 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC document.



Deloitte。

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
CNA Investor Services, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of CNA Investor Services, Inc. (a wholly-owned subsidiary of Continental Casualty Company, an affiliate of CNA Financial Corporation, and affiliate of Loews Corporation) (the "Company") as of December 31, 2007, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CNA Investor Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital

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Deloitte Touche Tohmatsu

for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2008

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	267,695
Receivable due from affiliate (Note 3)		417
Prepaid expenses		18,359
TOTAL	$	286,471

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Amounts due to parent (Note 3)	$	5,353
Total liabilities		5,353

Commitment & Contingencies (Note 6)

STOCKHOLDER'S EQUITY:

Common stock, no par value—100 shares authorized and outstanding at stated value	5,000
Additional paid-in-capital	227,949
Retained earnings	48,169
Total stockholder's equity	281,118

TOTAL	$	286,471

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Commissions and fees (Note 3)	$	67,261
Interest income		12,491
Other income (Note 4)		35,000
Total revenues		114,752
EXPENSES:		
General and administrative (Note 3)		78,952
Total expenses		78,952
INCOME BEFORE INCOME TAXES		35,800
INCOME TAX EXPENSE (Note 5)		-
NET INCOME	$	35,800

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	35,800
Adjustment to reconcile net income to net cash used in operating activities		
Increase in prepaid expenses		(102)
Increase in receivable due from affiliate		(417)
Decrease in amounts due to parent		(40,081)
Decrease in income taxes payable to parent		(26,035)
Net cash used in operating activities		(30,835)
CASH AND CASH EQUIVALENTS—Beginning of year		298,530
CASH AND CASH EQUIVALENTS—End of year	$	267,695

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity	
BALANCE—January 1, 2007	$	5,000	$	227,949	$	12,369	$	245,318
Net income						35,800		35,800
BALANCE—December 31, 2007	$	5,000	$	227,949	$	48,169	$	281,118

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

    Organization—CNA Investor Services, Inc. (the "Company") is a registered broker/dealer. The Company is a wholly owned subsidiary of Continental Casualty Company ("CCC"). CCC is wholly owned by The Continental Corporation ("TCC"). TCC is wholly owned by CNA Financial Corporation ("CNA"). Loews Corporation owned approximately 89% of the outstanding common stock of CNA at December 31, 2007.

    During 2004, CNA sold its individual life and annuity business and sold its assets and liabilities of CNA Trust Corporation. Since the Company served as a broker/dealer for products sold in the individual life and annuity line of business as well as for CNA Trust, with the sale of these entities, the related broker/dealer revenues also ceased. The Company no longer introduces new customers/accounts for any related or unrelated party. The commissions received are related to existing customer balances with investment companies and insurance companies and on their incremental investments in their existing mutual fund accounts.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation—The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

    Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Commissions and Fees—Commission revenue and fees related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

    Cash and Cash Equivalents—Cash equivalents are short-term, highly liquid investments that are both readily convertible into known amounts of cash and so near to maturity that they present insignificant risk of changes in value due to changing interest rates.

    Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Cash and cash equivalents and payables are carried at cost, which approximate fair value.

    Income Taxes—The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax

consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilties are determined based on the differences between the financial statements and tax basis of assets and liabilities. The Company records valuation allowances against its deferred tax assets when it is more likely than not that the amounts will not be realized.

3. RELATED PARTY TRANSACTIONS

The Company reimburses CCC for management services and similar expenses provided to the Company and paid for on behalf of the Company. Included in general and administrative expenses are such expenses allocated by CCC in the amount of $43,112 for the year ended December 31, 2007. At December 31, 2007, the Company had an amount due to CCC of $5,353.

The Company earns fees totaling $5,000 annually from CAC as payment for principal underwriting services performed on behalf of CNA's Separate Account (B) product. For the year ended December 31, 2007, such fees totaled $11,875, and were included in commissions and fees. In addition, the Company has a receivable of $417 as of December 31, 2007.

CNA Surety provides the Company with blue sky bonds that cover losses in the event the Company was to violate the blue sky laws in the various states involving securities business. The Company pays fees annually to CNA Surety for these bonds. Included in the general and administrative expenses are such fees in the amount of $5,045 for the year ended December 31, 2007.

4. REVENUES

The Company received a one-time special payment from the Financial Industry Regulatory Authority (FINRA) for $35,000. This amount was a benefit to all existing member firms as a result of the consolidation of the National Association of Securities Dealers and the New York Stock Exchange. No future payments or benefits will occur related to this transaction.

5. INCOME TAXES

The Company is included in the consolidated Federal income tax return of Loews Corporation, along with its indirect parent company, CNA Financial Corporation ("CNAF"). CNAF has a policy whereby each of its member companies will pay to, or recover from, CNAF the amount of Federal income taxes it would have incurred, or been entitled to recover, had the member company filed its own separate stand-alone Federal income tax return.

At December 31, 2007, the Company had no income taxes payable to or recoverable from Parent and a net deferred tax asset of $35,238. The net deferred tax asset relates to net operating loss carryforwards, which expire between 2024 and 2027. A valuation allowance has been established for the entire amount of the net deferred tax asset due to the uncertainty in the ability of the Company to generate sufficient future taxable income.

On January 1, 2007 the Company adopted the Financial Accounting Standards Board Intrepretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. The Company had no liability for unrecognized tax benefits at December 31, 2007 and there was no activity related to unrecognized tax benefits during the year. The Company does not believe that the liability balance will significantly increase within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

8

6. CONTINGENCIES

The Company is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position or results of operations.

7. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed 15 to 1 of aggregate indebtedness to net capital. At December 31, 2007, the Company had net capital of $256,988, which was $251,988 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

SEC Rule 15c3-3 (the "Rule") specifies requirements for broker-dealers to properly protect customers' funds and securities. These requirements include segregation of certain funds and securities. Broker-dealers that self-clear are responsible for complying with these requirements. Broker-dealers that do not hold customer funds and securities may qualify for exemptive provisions of the Rule. Two significant elements of the Rule are: 1) a formula for a cash reserve which restricts a broker-dealer from using customer funds and securities in its own business and 2) a requirement that brokers or dealers obtain and maintain physical possession or control, as defined in the Rule, of fully paid and excess margin securities.

Due to the nature of the Company's business, the Company operates under a Section k(1) exemption to the Rule. Section k(1) of the Rule exempts from the Rule broker-dealers dealing solely in mutual funds or variable annuities/variable life, provided that: 1) all transactions are limited solely to agency trades of redeemable securities (mutual funds, variable annuities or variable life) and 2) all funds and securities are promptly delivered in connection with brokerage activities and no customer funds are held.

Because of such exemption, the Company is not required to prepare a determination of reserve requirement and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

* * * * * *

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2007

Total stockholder's equity reported on the statement of financial condition	$	281,118
DEDUCTIONS AND/OR CHARGES—Nonallowable assets included in the statement of financial condition:		
Prepaid expenses		(18,359)
Receivable due from affiliate		(417)
Total deductions and/or charges		(18,776)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		262,342
HAIRCUTS ON SECURITIES POSITIONS		
Money market funds - 2% of cash equivalents		(5,354)
NET CAPITAL	$	256,988
TOTAL AGGREGATE INDEBTEDNESS—Total liabilities	$	5,353
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.02 to 1
MINIMUM CAPITAL REQUIRED		
(The greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	251,988
RECONCILIATION WITH NET CAPITAL AS REPORTED IN PART II OF UNAUDITED FORM X-17A-5 AS OF DECEMBER 31, 2007:		
NET CAPITAL AS REPORTED ON PART II OF UNAUDITED FORM X-17A-5	$	256,977
Change in haircuts on securities		11
NET CAPITAL—As computed above	$	256,988

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

.

February 27, 2008

CNA Investor Services, Inc.
333 South Wabash Avenue
Chicago, Illinois 60604

In planning and performing our audit of the financial statements of CNA Investor
Services, Inc. (a wholly-owned subsidiary of Continental Casualty Company, an affiliate
of CNA Financial Corporation, an affiliate of Loews Corporation) (the "Company") as of
and for the year ended December 31, 2007 (on which we issued our report dated February
27, 2008), in accordance with generally accepted auditing standards as established by the
Auditing Standards Board (United States) and in accordance with the auditing standards
of the Public Company Accounting Oversight Board (United States), we considered the
Company's internal control over financial reporting (internal control) as a basis for
designing our auditing procedures for the purpose of expressing an opinion on the
financial statements, but not for the purpose of expressing an opinion on the effectiveness
of the Company's internal control. Accordingly, we do not express an opinion on the
effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the
"SEC"), we have made a study of the practices and procedures followed by the Company,
including consideration of control activities for safeguarding securities. This study
included tests of compliance with such practices and procedures that we considered
relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of
aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of Rule 15c3-3. We did not review the
practices and procedures followed by the Company in making the quarterly securities
examinations, counts, verifications, and comparisons, and the recordation of differences
required by Rule 17a-13 or in complying with the requirements for prompt payment for
securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of
the Federal Reserve System, because the Company does not carry securities accounts for
customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether those practices
and procedures can be expected to achieve the SEC's above-mentioned objectives. Two
of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or

Member of
Deloitte Touche Tohmatsu

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END